Exhibit 1

E-CRUITER.COM INC.


FOR IMMEDIATE RELEASE

     E-CRUITER.COM, ZIVEX AND MICROSOFT ANNOUNCE LEAD USER FOR MICROSOFT XP

             COMPANIES TEAM UP TO PROVIDE LATEST MICROSOFT OFFICE XP
              PRODUCTIVITY SUITE TO E-CRUITER FAMILY OF COMPANIES


OTTAWA, CANADA, SEPTEMBER 4, 2001 - E-CRUITER.COM INC. (NASDAQ - ECRU) - a leading provider of Human Capital Management (HCM) Web-enabled solutions and professional services, today announced that it has successfully implemented Microsoft's Office XP productivity suite, in a combined effort with Zivex Technology Solutions Inc., a Microsoft Certified Partner for the provision of information technology (IT) on an outsourced "utility" basis.

E-Cruiter.com has embarked on a rapid consolidation strategy to create a complete hire-to-retire services suite for the human capital marketplace. The company recently announced the acquisitions of Allen And Associates, OMNIpartners, RezLogic and ResumeXPRESS, giving it North American scope and a comprehensive set of talent acquisition and separation solutions.

"Thanks to the Microsoft .NET platform and Zivex's unique ASP implementation, we were able to integrate four companies and 20 offices coast-to-coast into a common, state-of-the-art IT environment in less than 30 days," said MICHAEL MULLARKEY, PRESIDENT AND CEO, E-CRUITER.COM. "This is a phenomenal achievement that clearly illustrates the value of Microsoft .NET and the ASP model. Now we can start taking advantage of the productivity tools and deep collaboration environment provided by Office XP and the Zivex user portal. As we further uncover all the value potential of Office XP and .NET, we're going to roll it out within our application framework to customers. Using it first will help us package it properly for the HR vertical market."

"This is the kind of innovation leading to a real success story that gives us great satisfaction," said FRANK CLEGG, PRESIDENT OF MICROSOFT CANADA CO.. "Zivex has done a terrific job in building on our technologies to deliver Microsoft on an ASP basis. E-Cruiter.com is a dynamic company that needed a seamless, geographically challenged, time challenged IT solution, not to mention a technology platform for continued product development. The combination illustrates how Microsoft .NET and Office XP can create competitive advantage for everyone."

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"We are very pleased to be the IT supplier to E-Cruiter.com," said DARREN
MCINTYRE, PRESIDENT OF ZIVEX. "They are a natural fit for our ability to provide the value of Office XP and Exchange on an ASP basis. We're able to incorporate a wide variety of legacy hardware across disparate office locations into a seamless leading edge IT solution, in a very short time frame. The power of Zivex-supplied Microsoft .NET and Office XP is now going to be clearly illustrated to our Microsoft Certified Partner channel, to Internet Service Providers, telecommunication companies and other channels, and to our prospective enterprise customers."

Under the terms of the outsourcing contract between E-Cruiter.com and Zivex, Zivex provides all IT infrastructure to E-Cruiter.com on a rented basis, with licensing fees back to Microsoft for their software. This formula allows for instantaneous expansion or contraction of user levels, billed on a monthly basis.


ABOUT E-CRUITER.COM INC.
------------------------

E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., and Watson Wyatt Worldwide to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).

ABOUT ZIVEX TECHNOLOGY SOLUTIONS INC.
-------------------------------------

Zivex Technology Solutions Inc., is a privately-held company that provides organizations with a hosted Microsoft .NET infrastructure to deploy IT solutions that deliver Fortune 500 funcationality at a lower cost of operations. Zivex services are offered in the form of a utility service enabling clients to pay for IT services on a monthly basis. Services include managed networks and hosted solutions built using Microsoft.NET technology to enable any time, any place and on any device computing. For more information visit http://www.zivex.net or call toll free 1-888-745-THIN (8446).

ABOUT MICROSOFT CANADA
----------------------

Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software for personal and business computing. The company offers a wide range of products and services designed to empower people through great software -- any time, any place and on any device.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the


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
Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.



FOR MORE INFORMATION:
---------------------

MEDIA CONTACTS:                         INVESTOR RELATIONS CONTACTS:
Maggie O'Lett-Patterson                 Tammie Brown
High Road Communications                E-Cruiter.com
A Fleishman-Hillard Company             Tel: 613-236-2263 ext. 263
Tel: 613-236-0909 ext. 314              Email: tammie.brown@ecruiter.com
E-mail: molett@highroad.com
                                        Craig Armitage
                                        Fleishman-Hillard
                                        Tel: 416-214-0701 ext. 322
                                        E-mail: armitagc@fleishman.com
















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